UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                August 5, 2020

  By E-Mail

  Stephen F. Arcano, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP
  One Manhattan West
  New York, NY 10001-8602

           Re:     Corelogic, Inc.
                   Soliciting Materials filed pursuant to Rule 14a-12 Filed on August 4, 2020
                   File No. 001-13585

  Dear Mr. Arcano:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials

  1. Please provide us your analysis for your apparent reliance on Rule 14a-12 for this filing.
           We note that you refer to filing a proxy statement for the special meeting, which would be subsequent to the possible success of the current solicitation.

  2.       Please ensure that you remove doubt expressed by your use of the
phrase    may be
           deemed    (slide 2) from whether the company, its directors and
officers are participants in
           the solicitation. See instruction 3 to Item 4 in Schedule 14A.

  3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:
 Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
August 5, 2020
Page 2

            That you    have delivered exceptional financial and operational
results over time
          (emphasis added; slide 3)

            That your financial metrics now    match higher-multiple
information peers.    (slide 3)

            That your       results are being recognized by the market, as
research analysist have
          significantly increased price targets and commented on how CoreLogic is poised for a
          re-rating of its stock.    (slide 3)

            That the    Cannae/Black Knight consortium    took a lot of value
that should have
          gone to [Dun & Bradstreet] shareholders       (slide 4). In this
respect, we note that the
          D&B initial public offering took place several months after the consortium acquired the company.

            The three entries under the last bullet point on slide 8.

4. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

            That    Senator/Cannae have pursued stealth accumulations and
flooded the market
          with misleading statements and specious attacks    and       have
launched a
          misinformation campaign.    (slide 3)

            The use of quotation marks on the word independent on slide 9 when referring to Mr.
          Martire   s membership on the board of directors of Cannae.

            That    Each 1x of multiple expansion adds ~$7/share to [your]
stock price.    (slide 12)

5.    Please tell us what are the four mega wins you reference on slide 5.

6. Please provide us supplemental support for your disclosure in the third and fourth bullet points on slide 7 and for the second entry under the first bullet point on slide 8.

7.    Please provide us supplementally the analyst reports referenced on slide
10.

      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions